FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 17 DATED OCTOBER 5, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010 relating to our offering of 180,000,000 shares of common stock, as supplemented by Supplement No. 14 dated July 29, 2011, Supplement No. 15 dated August 12, 2011 and Supplement No. 16 dated September 20, 2011. Unless otherwise defined in this Supplement No. 17, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering; and

•	the amendment of our share repurchase program.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of October 3, 2011, we had raised aggregate gross offering proceeds of approximately $17.7 million from the sale of approximately 1.9 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Amended Share Repurchase Program

On September 29, 2011, we amended our share repurchase program. The amended share repurchase program eliminates certain limitations on our ability to repurchase shares that are being redeemed due to a stockholder’s death, “qualifying disability” or “determination of incompetence.” The cash available for repurchases due to a stockholder’s death, “qualifying disability” or “determination of incompetence” will not be limited to 5% of the weighted average number of our shares outstanding during the prior calendar year. Also, the cash available for repurchases due to a stockholder’s death, “qualifying disability” or “determination of incompetence” will not be limited to the proceeds from our dividend reinvestment plan during the preceding four fiscal quarters, less amounts used for share repurchases during the same period.

Under the amended share repurchase program, these limitations still apply to shares that are repurchased not in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” The amended share repurchase program will become effective 30 days after the date of this prospectus supplement.